EXHIBIT B

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Invest in Trinidad and Tobago's Leading Green Energy Transition

In a world where the demand for crude oil amounted to 99.57M barrels per day in 2022[1], clean energy production in safe, low-risk jurisdictions is often overlooked.

Greenflame aims to deliver value to shareholders through a sustainable, low-cost, high-profit carbon-negative oil and gas asset. Through the use of our sustainable oil extraction methods, we support decarbonization and meet the world's ever-growing need for more safe, secure and abundant energy.

Access generational, sustainable oil and gas dividends with Greenflame.
Join the revolution.



$ X,XXX,XXX.00 / $1,200,000.00 raised

$25,000 target offering, $1.2M maximum raise amount

Offering Terms

Minimum investment:

$750

*Before the addition of the investor processing fee (see below)

Maximum raise amount:

$1.2M

*Rounded to the nearest whole dollar

Price per Security:

$0.75

*Before the addition of the investor processing fee (see below)

Target offering amount:

$25,000

*Rounded to the nearest whole dollar

Security type:

Common Stock

Deadline to invest:

March 31, 2024

INVEST NOW

[Offering Circular](#)   [Download Form C](#)

Investment Perks

Receive 20% discount
on Shares from Nov –
December

Price per Security:

$0.60 ~~$0.75~~

Receive 15% discount
on Shares from December -
January

Price per Security:

$0.64 ~~$0.75~~

Receive 10% discount
on Shares from January -
February

Price per Security:

$0.68 ~~$0.75~~

Receive 5% discount
on Shares from February -
March

Price per Security:

$0.71 ~~$0.75~~

Invest now for up to 20% in discounted shares!

INVEST NOW

Investment Highlights

$250M+
anticipated five-year net
production anticipated revenue[†]

$20M
was invested in the past into this
Perryland asset by 3rd party
entities which Greenflame
intends to leverage on

$70M+
annual free anticipated cash
flow generation with $3M capital
expenditure[‡]

$30M+
barrels of recoverable reserves
of bypassed or unrecovered oil
on Parrylands Block E to date

110
wells in place for oil extraction
andexisting pipeline in place for
crude sales

30+
years of in-country operating
team experience

Innovative energy solution
that champions global shift
towards a greener future through
proven EOR and CCS
collaboration

Market Opportunity

Deep Energy Roots, Strong Sustainable Energy Future

Trinidad and Tobago, known for its stunning beaches and vibrant culture, also has a rich history in the oil and gas industry, dating back to 1924 when the country's resources became an extension of the world-class petroleum Guyana and Venezuela Basin deposits. Today, Trinidad and Tobago is the sixth-largest gas-producing nation in the world and one of the largest producers of Liquefied Natural Gas (LNG).

Trinidad and Tobago's rich oil reserves[2]



Oil Fields

Point Fortin: Location of Atlantic LNG Facility

This Caribbean twin-island Commonwealth nation is poised for major market growth in the oil and gas industry. Here's why:



Deep Energy Roots:
Boasting over 17,000 onshore wells and a history of producing 3B barrels of crude oil to date.[3]



Growth Prospects:
The market for oil and gas upstream in Trinidad and Tobago is poised to grow at a CAGR of 4.4% between 2020-2025.[4]



Economic Powerhouse:
As the third-richest country in the Americas by GDP per capita, Trinidad and Tobago derives 40% of its GDP from the oil and gas sector.[5]



Touted as the 'Next Guyana':
Energy giants like Exxon, British Gas, BP, and Chevron, have invested billions in Guyana's energy sector. Trinidad and Tobago, with estimated 800,000+ barrels of equivalent oil, is emerging as the next big investment hub.[6]

Problem

Trinidad and Tobago: Second Highest Carbon Emitter in the World

Trinidad and Tobago's per capita carbon emissions rate of 23.68 tonnes is the second highest in the world after Qatar.

Largest source of the country's emissions comes from their natural gas processing.

Annual CO$_2$ emisions[7]

Carbon dioxide (CO$_2$) emissons from fossil fuels and industry



Our Vision

Greenflame's vision is to support decarbonization and meet the world's ever-growing need for more safe, secure and abundant energy while maintaining a commitment to the highest standards of safety and stewardship for its employees and the environment.



Solution

Redefining the Global Shift Towards Green Energy

Greenflame's solution uses two green technologies, Enhanced Oil Recovery and Carbon Capture and Sequestration, to drive value for its stakeholders. Its proprietary process injects CO_2 emissions into the reservoir, effectively sequestering CO_2 and increasing oil production at the same time, a win-win for the environment and Greenflame's investors.





"In a world marked by conflict, energy production remains a strategic chess piece for OPEC among other nations. This compels countries like the U.S. to pursue energy independence, capitalizing on friendly jurisdictions to achieve rapid production growth with minimal capital outlay, all while upholding environmental responsibility. The future is here, and Trinidad and Tobago is a vital part of this clean energy transition."

– Billie Richards, Founder and CEO of Changeblock

The Parrylands Project: A proven, producing asset rich in oil reserves



744-acre Block E Concession:
An area rich in oil reserves on the southern tip of Trinidad and Tobago.



15-mile Petrotrin Pipeline:
Connecting the field to the Point Fortin Refinery, allowing for sea export and ensuring oil sales are directly facilitated without any bottlenecks.



Approved 'Right Of Way' Agreement:
With the Atlantic LNG Facility for a 7-mile pipeline that will provide access to a cost-efficient and plentiful supply of pure CO_2 to leverage for both EOR and CCS.



Optimized Oil Extraction:
Made possible through the 110 existing wells with the potential to harness an additional 81 million barrels of oil.



High Production Potential:
Parrylands lies adjacent to Texaco's property, which has realized 50% recovery of its oil reserves using thermal EOR. This means the Parrylands asset is highly receptive to EOR using Greenflame's proprietary, cost-efficient process of steam and heat combined with CO_2.

Reserves Proven by the Experts[8]

Production Estimates for Parrylands Block E Project

Reserve classification	Gross MMBBL estimate	Reserve classification
Total Proved (1P)	3.20	Most conservative estimate
Proved + Probable (2P)	12.95	Moderate estimate
Proved + Probable + Possible (3P)	32.45	Least conservative estimate

Want to learn more about the green energy revolution?

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Key Differentiators

What Sets Greenflame Apart



Low Risk Project:
Harnesses the potential of existing wells and infrastructure in low-risk jurisdiction.



Potential for Carbon Neutral Oil Extraction:
Made possible by the implementation of Carbon Capture and Sequestration (CCS).



Minimal Capital Expenditures:
By leveraging EOR and existing well infrastructure.

Two Dividend Streams:
Income driven by oil production and carbon credits.





Expansion Potential:
Business model scalable across southern Trinidad and throughout the U.S.

The Technology

Innovative Low-Carbon Technology

EOR

Method: Injecting fluids (water or gas) into a hydrocarbon reservoir

Purpose: Improve oil recovery

Application: Often practiced on existing wells globally to increase recovery factor

Sustainability: Considered a carbon-negative oil extraction process

Rejuvenation: Gives existing wells a second or third "life" after other oil recovery techniques have been used

Benefits: Injecting emissions, fluids, into the reservoir to sequester carbon increases oil production, while minimizing capital expenditures

EOR technology in action



CCS

Method: Capturing and securely storing CO2 emissions

Sustainability: Prevents CO2 emissions from entering the atmosphere

Benefits: Reduces greenhouse gas emissions that contribute to global warming

End-to-end CCS operations[9]

A symbiotic relationship: EOR assists with CCS


Factory
Carbonated Drinks
CO_2
CO_2
CO_2
CO_2 Source (eg. power plant)
1km
Oil
CO_2
Enhanced Oil Recovery
Onshore Storage
Offshore Storage

Greenflame's proprietary technology can:



Extract oil and gas at a fraction of the cost

EOR process of using steam and heat combined with CO_2 to extract oil is more cost efficient than any other extraction process.



Extract oil and gas more sustainably

Low-carbon technology will help reduce per capita emissions in Trinidad and Tobago by 4%.

Striving for net zero production using innovative low-carbon technologies.

Business Model

A Sustainable Dividend-Centric Model*



Promising Production Growth: Steady Year-over-Year growth in barrels produced per day, with a significant increase from 471 barrels per day in Year 1, to 5,414 in Year 5.



Expected Net Anticipated Revenue Increase: Net anticipated revenue demonstrates consistent growth, reaching $128M over five years of production, marking an upward trajectory from
$26.2M in Year 1.



Capital Expenditure (Capex): Capital expenditure remains relatively stable over five years of production, with Year 5 at $9.2M, indicating a balance in investment.



Predicted Consistent Profitability: Net profit before tax maintains an upward trend over five years of production, from $15.8M annually in Year 1, to $73.9M annually in Year 5, demonstrating consistent profitability.

Two Strong Anticipated Cash Flow Streams:

$15M+ anticipated cash flow annually and substantial growth potential allowing Greenflame to pay a dividend on the profit to investors quickly.

- **$250M** anticipated 5-year net production anticipated revenue on an estimated P1 resources rerating.

Trade in carbon credits provides healthy anticipated cash flow through the carbon captured and sequestered in the ground.

- Participate in the **$2T per year** carbon credit market through CCS.
- **$100/MT+** project monetization in the Voluntary Carbon Credit Market.

A Powerful Environmental Impact

At Greenflame, we prioritize reducing emissions while offering lasting value for our stakeholders by investing in low-carbon technologies and solutions. Through strategic partnerships, we champion the global shift towards green energy.

Greenflame's carbon-neutral technology can get more out of the existing 110 wells without drilling new ones.

Using CCS as part of the Parrylands Project will help reduce per capita emissions in Trinidad and Tobago by 4%.

We strive for net zero production, using innovative low-carbon technologies while carefully managing our own carbon footprint.



Traction

Greenflame's Major Milestones

Successfully re-entered and v

20 wells, co

Invest in the future of green energy today

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"My firsthand visit to Greenflame's oil project site validates its potential and tactical positioning. With robust infrastructure and a unique approach to CO_2-enhanced oil recovery, Greenflame offers a distinct edge in the South American oil and gas industry. What's more is my confidence in David Kahn at the helm, whose expertise as an engineer and proven track record

in EOR recovery amplifies my confidence in the project's trajectory. Under his leadership, Greenflame's project blends environmental responsibility with impressive economic prospects seamlessly. I look forward to seeing this project flourish."

– Michael Astone, CEO of ArcStone Securities & Investments Corp.

The Team

The Visionary Leaders Behind Greenflame

Greenflame's leadership has nearly two decades of uninterrupted business continuity in Trinidad and Tobago, showcasing a profound understanding of the local landscape, government relations and over 30 years of in-country operational expertise.











Dr. David Kahn, CEO

Dr. David Kahn brings 30 years of diverse experience to the global petroleum industry. With expertise as the former CIO of Valkor Energy and DLE Investments, COO of Ivanhoe Energy, and Director of Technology at Baker Hughes and Halliburton, David's leadership drives innovation in Enhanced Oil Recovery (EOR) and Carbon Capture and Sequestration (CCS), contributing to the world's energy transition while maintaining a commitment to sustainability and profitability.

Investing FAQs

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise – you are buying a piece of a company and helping it grow.

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

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© Greenflame Resources Inc.

Contact Us

info@greenflameresource.com

(704) 555-0127

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Disclaimer

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

† Assuming West Texas Intermediate (WTI) threshold of ≥ $80.00
‡ To be reached once a total of $3M has been invested. This funding milestone is projected to occur in year three of production.
* The information herein relies on specific financial assumptions, encompassing an initial Reg CF raise of $3M. Assumptions include pipeline costs at $0.50 per barrel,an annual owner payment of $1M until production reaches 500 barrels of oil per day (bopd), then reducing to $0. A fixed government royalty of 16% of production and annual CO2 credits of $120,000 are also considered. These projections are based on an estimated oil price of $75.00 per barrel, with projected anticipated revenue per barrel at $100 and an estimated gross margin of 85%. Prospective investors contemplating investment in Greenflame should be aware of key risks, including oil price volatility, unpredictable production levels, regulatory adjustments, geopolitical and security considerations, and market demand fluctuations. These variables can significantly impact the company's financial performance and, in turn, investment outcomes. Actual results may differ, and the accuracy of these projections is contingent on various factors and uncertainties.

Investors are advised to exercise caution and conduct thorough due diligence prior to making investment decisions.

Sources:

1. Demand for crude oil worldwide from 2005 to 2022, with a forecast for 2023, Statista Research Department, August 2023
2. Atlas Caribbean, Hydrocarbons, regional integration and leadership in the Caribbean
3. Oil and Gas Industry Overview, Government of the Republic of Trinidad and Tobago
4. Trinidad and Tobago Oil and Gas Upstream Market Size & Share Analysis – Growth Trends & Forecasts (2023-2028), Mordor Intelligence
5. Trinidad and Tobago – Republic of Trinidad and Tobago, Gas Exporting Countries Forum
6. Total Annual Production by Hydrocarbon, Wood Mackenzie
7. Our World in Data, Trinidad and Tobago: CO_2 Country Profile
8. Netherland, Sewell & Associates, Inc. reserves report, December 2022


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